Flowr® Premium Cannabis Products Now Available in Manitoba

With Addition, Company Sells in Five Provinces

KELOWNA, BRITISH COLUMBIA, JANUARY 29, 2019 – The Flowr Corporation (TSX.V: FLWR) (OTC: FLWPF), through its subsidiary The Flowr Group (Okanagan) Inc. (collectively “Flowr” or the “Company”), announced today that its premium cannabis products are now available for sale through licensed private retailers in Manitoba.

“We’re proud to have Flowr brand cannabis available to consumers in Manitoba and to be working with Manitoba Liquor & Lotteries. Making Flowr’s products available in Manitoba will help meet the significant demand retailers have experienced while giving consumers there a premium, non-irradiated option” said Tom Flow, Flowr’s Co-CEO.

Currently, four (4) strains of Flowr’s premium cannabis are available in 3.5 and seven (7) gram jars in Manitoba. The Company previously announced supply agreements with provincial authorities in British Columbia, Nova Scotia and Ontario, sales through a private dispensary in Saskatchewan, and a medical cannabis supply agreement with Shoppers Drug Mart.

Flowr’s premium cannabis products are grown in the world-famous Okanagan Valley in the heart of British Columbia. The Company’s cultivation facilities are constructed to Good Manufacturing Practice (GMP) standards and Flowr employs proprietary designs and systems to create a highly controlled growing environment that it expects will enable it to produce a large portion of its premium cannabis without requiring irradiation to meet Health Canada standards. Flowr’s cultivation team employs exacting protocols throughout the growing process then carefully harvests, hand trims and craft cures its products, seeking to deliver a premium experience for consumers.

About Flowr

The Flowr Corporation (TSX.V: FLWR) (OTC: FLWPF), through its subsidiaries, holds a cannabis production and sales license granted by Health Canada. With a head office in Markham, ON and a production facility in Kelowna, BC, Flowr builds and operates large-scale, GMP-designed cultivation facilities utilizing its own patented growing systems. Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation is expected to enable it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market.

For more information, visit www.flowr.ca Follow Flowr on Twitter: @FlowrCanada; Facebook: Flowr Canada; Instagram: @flowrcanada; and LinkedIn: The Flowr Corporation.

On behalf of The Flowr Corporation:
Tom Flow
Co-CEO

Contacts

Media
Jim Walsh: +1.607.275.7141, jwalsh@flowr.ca
Bruce Dunbar: +1.917.756.4065, bdunbar@flowr.ca

Investors
Bram Judd: +1.905.940.3993 ext.1520, bram@flowr.ca

Forward-Looking Information

This press release includes forward-looking information within the meaning of Canadian securities laws regarding Flowr and its business, which may include, but is not limited to: the ability to meet demand for cannabis in various provinces, including in Manitoba, Flowr fulfilling all purchase orders and the timing thereof, Flowr being positioned to meet current and/or future demand, including in Manitoba, Flowr meeting its commitments to the provinces and other partners, Flowr’s ability to bring premium, quality products to the market, including in Manitoba, Flowr providing customers in Manitoba with a premium, non-irradiated product, the products being manufactured in Manitoba not having to be irradiated, Flowr’s facilities being constructed to achieve GMP designation, Flowr’s facilities being highly controlled growing environments that will enable it to produce premium cannabis that does not require irradiation to meet Health Canada standards, the Company seeking to deliver a premium cannabis experience for its customers, Flowr’s facilities being designed in a way that should enable it to provide customers with both high quality products and consistent benefits, Flowr’s cultivation team employing exacting protocols throughout the growing, harvesting and curing process that seek to deliver a premium experience for customers, and other factors. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Flowr’s management and are based on assumptions and subject to risks and uncertainties. Although Flowr’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks relating to Flowr not being able to meet demand or fulfill purchase orders, which could materially impact revenues and its relationships with purchasers, Flowr’s inability to make its products available to the Province of Manitoba for any reason, Flowr’s inability to provide customers with the experience they want, which could impact sales, Flowr being unable to provide Manitoba customers with a premium, non-irradiated product, which could materially impact sales, Flowr’s cultivation team failing to achieve the standards or level of products described herein, including with respect to quality and consistency of product offerings, the inability of Flowr to construct or maintain its facilities at GMP standards, which could significantly impact sales and/or the quality of Flowr’s products, Flowr’s cultivation team not employing exacting protocols throughout the growing, harvesting and curing process, which could impact the quality of the products and the experience for customers, Flowr not being able to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market, Flowr’s inability to excel at cultivating premium cannabis, Flowr’s inability to construct its facilities, or in the time anticipated, which could materially adversely impact its growing capacity and sales, demand for cannabis products decreasing, including with respect to Flowr’s products, the inability of Flowr to provide what it perceives to be much-needed, high quality product to the market, the inability of Flowr to control the growing environment in its facilities, which could result in loss of products or the need to irradiate products, thus impacting the supply and demand for and/or quality of the products, Flowr requiring additional financing from time to time in order to continue its operations and such financing may not be available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company’s business and results of operations, results of operation activities and development of projects, project cost overruns or unanticipated costs and expenses, the inability of Flowr’s products to be high quality, the inability of Flowr to produce and distribute premium, high quality products, the inability to complete construction of Flowr’s cultivation or R&D facility or any delay in the construction thereof, the inability to supply the products described herein or any delay in such supply, Flowr’s securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with the geographic markets in which Flowr operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Flowr’s products to treat certain conditions, the cannabis industry and the regulation thereof, the failure to comply with applicable laws, risks relating to partnership arrangements, possible failure to realize the anticipated benefits of partnership arrangements, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Flowr’s products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Flowr’s filings with the Canadian Securities Administrators and many other factors beyond the control of Flowr. Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.